Exhibit 99.9

Letter of Consent

Re:  ARC Resources Ltd. – Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our report dated February 15, 2012 evaluating ARC Resources Ltd.'s petroleum and natural gas reserves and resources as at December 31, 2011, as described in the Annual Report on Form 40-F of ARC Resources Ltd. for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the inclusions of information derived from our report.

Sincerely,

GLJ PETROLEUM CONSULTANTS LTD.

"James H. Willmon, P. Eng."

James H. Willmon, P. Eng. Vice-President

Calgary, Canada
Date: March 27, 2012